Mines Richmont inc.

110, avenue Principale
Rouyn-Noranda, QC
J9X 4P2, CANADA

Tél. :   (819) 797-2465
Téléc. : (819) 797-0166
www.richmont-mines.com

NEWS RELEASE

RICHMONT MINES ANNOUNCES ITS RESULTS FOR THE SECOND QUARTER OF 2004

MONTREAL, July 28, 2004 – For the three-month period ended June 30, 2004, Richmont Mines announces net earnings of $1,152,012, or $0.07 per share, compared with net earnings of $1,317,947, or $0.08 per share, during the second quarter of 2003. Cash flow from operations before the net change in non-cash working capital was $2,240,094 compared with $3,030,885 for the same period last year. For the second quarter of 2004, the revenues are $13,468,657, compared with revenues of $15,138,888 in 2003.

For the six-month period ended June 30, 2004, the Company reported net earnings of $29,852, or nil per share, compared with net earnings of $1,515,707, or $0.10 per share, for the first six months of 2003. Cash flow from operations before the net change in non-cash working capital was $2,637,807 compared with $4,406,806 for the same period last year. The revenues are $20,350,878 for the first semester of 2004, compared with revenues of $24,834,538 for the same period of 2003.

Production

At the Beaufor Mine, gold sales totalled 19,185 ounces during the first quarter of 2004, compared with 15,754 ounces for the same period in 2003. For the first six months of 2004, sales were slightly lower than during the corresponding period of 2003, declining to 26,147 ounces of gold from 27,206 ounces in 2003. The fact that the grades obtained were 15% lower than during the first six months of 2003, combined with the appreciation of the Canadian dollar, resulted in an increase in the average production cost, which rose from US$238 per ounce in 2003 to US$305 per ounce in 2004. In light of the results obtained to date, the Company remains confident that it will meet its 2004 production target of 52,000 ounces of gold from the Beaufor Mine.

At the Hammerdown Mine, gold sales for the quarter totalled 5,402 ounces produced at a cash cost of US$250 per ounce compared with sales of 13,704 ounces at a cash cost of US$217 for the same period in 2003. The number of ounces sold declined sharply because, as planned, the mine stopped operating in May 2004 following the depletion of its reserves.

As for the higher per-ounce cost, it is attributable to lower grades, which averaged 12.32 g/t Au compared with 13.80 g/t Au for the second quarter of 2003. The currency exchange rate also contributed to this increase.

During the first six months of the year, sales of gold from the Hammerdown Mine totalled 10,623 ounces produced at an average cash cost of US$280 per ounce compared with a total of 19,780 ounces produced at an average cash cost of US$222 per ounce during the same period of 2003. The higher costs are mainly attributable to the grades obtained, which were 17% lower than during the same period last year, and to the 4% increase in the value of the Canadian dollar.

The Nugget Pond Mill continued to process ore from the Hammerdown Mine until the beginning of July, and the ounces of gold sold will be accounted for with the results for the third quarter. In total, the Hammerdown Mine will have produced slightly more than 143,000 ounces of gold since production commenced in July 2001.

At the Nugget Pond Mill, the Company has reduced expenses to a minimum while maintaining the installations in working condition as it continues to assess various options, including custom milling for third parties.

Advanced exploration projects

East Amphi
During the second quarter, several projects were completed on the East Amphi property, with a total of $2,590,792 being invested in exploration. Since the beginning of 2004, the exploration ramp has advanced 351 metres to reach a vertical depth of 53 metres and should be extended to the target depth of 200 metres by the end of 2004. A total of 23 holes totalling 6,313 metres were drilled during the quarter. Since the beginning of the year, 47 holes totalling 12,700 metres have been completed.

The resource analysis and assessment process has begun and will be completed during the third quarter. This work will make it possible to identify the optimal position for the drift required to begin an underground drilling program and thus to define the main zone and verify its extension at depth. Since the beginning of the year, a total of $3,846,310 has been invested in this exploration work. Richmont Mines plans to invest over $7 million on the East Amphi property during 2004. The project is progressing in accordance with the planning established at the beginning of the year.

Valentine Lake
Following the encouraging results obtained during the first phase of exploration in winter 2004, Richmont Mines initiated a second phase of drilling at the end of June. This phase will comprise a minimum of nine holes, for a total of 3,300 metres of drilling in the area hosting the main ore zone. The objective of this program will be to verify the extension at depth of the zone and to test the potential of certain targets east of the main zone.

Richmont Mines intends to invest approximately $450,000 in this second phase of exploration, which should be completed by the end of the third quarter, at which point the Company will complete a preliminary resource calculation.

The Valentine Lake project has thus become Richmont Mines' key exploration target in Newfoundland. The main advantages of this project include the presence of high grades of gold as well as the great thickness, steep dip and shallow depth of the mineralized zone.

Island Gold

The major work carried out by Patricia Mining during the second quarter includes the preparation of the surface installations, the dewatering of the ramp beneath the 125-metre level and the preparation of an exploration program involving a total of 8,600 metres of underground drilling, 100 metres of exploration drifts and 120 metres of drifting in the ore. The surface drilling exploration program comprising nine holes totalling over 6,000 metres confirmed the extension of the main zone at a depth of 400 metres from the surface. Economic intersections were also identified in the North Zone, located 300 metres north of the main zone. A new zone was also identified between these two zones. Further details are available in the Patricia Mining press releases dated June 17 and July 19, 2004.

Bear in mind that Richmont Mines has the option to acquire a 55% interest in the Island Gold project by investing up to $10 million to bring the project into production. Richmont Mines should be in a position to make a decision regarding this acquisition during the first quarter of 2005.

Outlook

Richmont Mines expects to maintain production at the Beaufor Mine at its current level to meet its annual production target of 70,000 ounces of gold for 2004. Gold market conditions have been consistently favourable since the beginning of the year, and the Company remains confident that this will continue to be case.

As at June 30, 2004, Richmont Mines had cash, cash equivalents and short-term investments of $28,283,885. The Company has no long-term debt, other than its asset retirement obligations and future income tax liabilities, and had working capital of $28.9 million as at June 30, 2004. Richmont Mines has no hedging contracts for gold or currency.

Louis Dionne
President

PRINCIPAL FINANCIAL DATA

	Three-month period ended June 30,		Six-month period ended June 30,	
	2004	2003	**2004**	2003
Results ($)				
Revenues	**13,468,657**	15,138,888	**20,350,878**	24,834,538
Net earnings	**1,152,012**	1,317,947	**29,852**	1,515,707
Cash flow from operations before net change in non-cash working capital	**2,240,094**	3,030,885	**2,637,807**	4,406,806
Results per share ($)				
Net earnings				
Basic	**0.07**	0.08	**-**	0.10
Diluted	**0.07**	0.08	**-**	0.09
Weighted average number of common shares outstanding	**16,171,935**	15,931,420	**16,175,905**	15,893,430
Average selling price of gold per ounce	**US$400**	US$346	**US$401**	US$355

	June 30, 2004	December 31, 2003
Financial position ($)		
Total assets	**53,651,172**	53,495,197
Working capital	**28,853,398**	31,183,975
Long-term debt	**-**	-

PRODUCTION AND SALES DATA

		Three-month period ended June 30		
		Ounces of gold		Cash cost
	Year	Production	Sales	(per ounce sold)
Beaufor Mine	**2004**	**17,663**	**19,185**	**US$298**
	2003	15,344	15,754	US$233
Hammerdown Mine	**2004**	**6,503**	**5,402**	**US$250**
	2003	11,285	13,704	US$217
Total	**2004**	**24,166**	**24,587**	**US$288**
	2003	26,629	29,458	US$226

		Six-month period ended June 30		
		Ounces of gold		Cash cost
	Year	Production	Sales	(per ounce sold)
Beaufor Mine	**2004**	**27,480**	**26,147**	**US$305**
	2003	27,348	27,206	US$238
Hammerdown Mine	**2004**	**11,899**	**10,623**	**US$280**
	2003	18,942	19,780	US$222
Total	**2004**	**39,379**	**36,770**	**US$298**
	2003	46,290	46,986	US$232

2003 average exchange rate: US$1 = CAN$1.40
2004 estimated exchange rate: US$1 = CAN$1.34

- 30 -

For more information, contact:

Martin Rivard	Telephone:	(819) 797-2465
Executive Vice President	Fax:	(819) 797-0166
Trading symbol: RIC	Listings:	Toronto – Amex

Page 4 of 4

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of _____July_____, 20_04_.

Commission File Number _____0-28816_____

Richmont Mines Inc.
(Translation of registrant's name into English)
110, avenue Principale, Rouyn-Noranda (Quebec) J9X 4P2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]   Form 40-F [ ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __X__
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ]   No [X]
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Richmont Mines Inc.
(Registrant)

Date   July 28, 2004   By _____Jean-Yves Laliberté (signed)_____
                                                           (Signature)*
                                                           Jean-Yves Laliberté
_____   Vice President, Finance
* Print the name and title under the signature of the signing officer.

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